VIA EDGAR
October 30, 2018

Ms. Stephanie L. Sullivan
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re: Santander Consumer USA Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 28, 2017
Form 10-Q for the Fiscal Quarter Ended June 30, 2017
Filed August 2, 2017
Response Dated October 27, 2017
File No. 001-36270

Dear Ms. Sullivan:

This letter supplements previously provided responses from Santander Consumer USA Holdings Inc. (the "Company", "SC" or "Management") to the comments and questions of the staff of the United States Securities and Exchange Commission (the "Commission"), Division of Corporation Finance (the "Staff"), regarding SC’s Form 10-K for the fiscal year ended December 31, 2016 (the "Form 10-K") and its Form 10-Q for the quarter ended June 30, 2017 (the "Form 10-Q").
Specifically, this correspondence addresses management’s discussion with the Staff on two matters on October 22, 2018, regarding SC’s September 4, 2018 response letter.

1. Required minimum payment

For Core loans originated after January 1, 2017, SC has been determining past due status using a 90% required minimum payment threshold, while continuing to use a 50% threshold to report past due status on Core loans originated prior to that date. The Company treated the change as a change in estimate.

Management has re-assessed the data we considered when initially making the prospective change to determining past due status - data we had concluded supported treating loans originated before and after January 1, 2017 differently. We have concluded we did not sufficiently document at that time there was a difference in the credit risk profile of loans originated before and after January 1, 2017 to justify a difference in determining the respective loans’ past due status and therefore accounting for the change as a change in estimate was an error. Moreover, management has reconsidered whether, given our company’s facts and circumstances including our loans’ contract terms, a borrower’s payment of 50% of the contractual amount due is sufficient to qualify as substantially all the contractual amount due, and concluded our prior policy was in error. The Company has concluded that the accounting policy it should have always applied for

Ms. Stephanie L. Sullivan
October 30, 2018

delinquency determinations is to consistently report all SC loan past due status using a policy of 90% required payment threshold (i.e., in our circumstances the threshold we believe represents receipt of substantially all of the contractual payment due).

The Company has determined that making this correction does not result in material adjustments in prior reported periods and, therefore, does not require restatement of consolidated financial statements already filed with the SEC (Exhibit A). The Company considers this issue to be indicative of a control deficiency and therefore management will assess the implications of the deficiency to its internal control over financial reporting prior to filing its 2018 Q3 10-Q.

2. TDR non-accrual

As described in previous correspondence to the Staff, on January 1, 2017, SC prospectively changed the criteria it used to determine the designation of non-accrual TDR loans. In addition, the Company prospectively applied such borrowers’ payments to the cost basis of the respective loans. Moreover, management did not return these loans to accrual status until there was sustained evidence of collectability. The Company treated the change as a change in estimate.

Upon further review of the Company’s facts and circumstances, including the Company’s prior accounting policy that based a loan’s accrual status on whether a loan was 60 days past due, the Company has determined that introducing additional criteria into the basis of determining a loan’s accrual status in Q1 2017 was a change in accounting policy. However, management also has determined a change in accounting would not have been preferable in Q1 2017. Management has concluded it could not adequately support that the change was necessary or preferable as the data did not demonstrate adding the third deferral criteria or that the delinquency criteria of the loan at time of the TDR is consistently better in identifying loans that meet the criteria to be placed on nonaccrual and cost recovery. Accordingly, the Company will correct the error by reverting to its accounting policy at December 31, 2016, whereby loans are placed on non-accrual when 60+ days past due status.

The Company has determined that making corrections to its previously issued 2018 and 2017 financial statements will not result in material adjustments in prior reported periods (Exhibit A). Therefore, the Company will correct the error in the 2018 Q3 10Q filing for the current and prior year periods presented. The financial statements included in the 2017 Form 10-K may continue to be relied upon. The Company considers this issue to be indicative of a control deficiency and therefore management will assess the implications of the deficiency to its internal control over financial reporting prior to filing its 2018 Q3 10Q.

*     * *

We acknowledge that the Company and its management are responsible for the accuracy and adequacy of SC’s disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Ms. Stephanie L. Sullivan
October 30, 2018

The Company hopes that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned at (214) 540-2072 or by email at gmartindell@santanderconsumerusa.com.

Sincerely,

/s/ Grace Martindell
Name: Grace Martindell
Chief Accounting Officer
Santander Consumer USA Holdings Inc.

cc:    Juan Carlos Alvarez de Soto
Chief Financial Officer
Santander Consumer USA Holdings Inc.

Scott Powell
Chief Executive Officer
Santander Consumer USA Holdings Inc.

Exhibit A

Materiality Assessment - SAB 99 Memo

Exhibit B

Impact - Total Adjustments

Ms. Stephanie L. Sullivan
October 30, 2018

Exhibit A - Materiality Assessment - SAB 99 Memo

To:          Files

From:          Santander Consumer USA Holdings Inc.

Date:          September 30, 2018

Subject:      Servicing practices changes effective 1/1/17: Materiality Analysis

A.	Background

As of January 1, 2017, the Company made changes to its servicing practices and estimates related to reporting past due status and placing TDR loans on nonaccrual status, as follows:

•	Required minimum payment
For Core loans originated after January 1, 2017, SC has been determining past due status using a 90% required minimum payment threshold, while continuing to use a 50% threshold to report past due status on Core loans originated prior to that date. The Company treated the change as a change in estimate.

The Company has re-assessed the data considered when initially making the prospective change and reconsidered whether a borrower’s payment of 50% of the contractual amount due is sufficient to qualify as “substantially all” the contractual payment due, and concluded our prior policy was in error. The Company has concluded that the accounting policy it should have always applied for delinquency determinations is to consistently report all SC loan past due status using a policy of 90% required payment threshold.

•	TDR non-accrual
On January 1, 2017, SC began classifying loans as non-accrual when (i) loans were 60+ days past due at TDR event, or (ii) loans were less than 60 days past due at TDR event that subsequently have a third deferral. These TDR loans were placed on a cost recovery basis from that time forward, and not returned to accrual status unless there was sustained evidence of collectability. The Company treated the change as a change in estimate.

Upon further review, the Company has determined that introducing additional criteria into the basis of determining a loan’s accrual status in Q1 2017 was a change in accounting policy and that change in accounting would not have been preferable in Q1 2017. Accordingly, the Company will correct the error by reverting to its accounting policy at December 31, 2016, whereby loans are placed on non-accrual when 60+ days past due status.

Ms. Stephanie L. Sullivan
October 30, 2018

B.	Materiality Analysis (SAB 99)

We have performed a materiality analysis fully illustrating the impacts of the change to the financial statements and footnote disclosures to reflect the (a) past due status of a customer based on receipt of substantially all (more than 90%) of the contractually required payment; and (b) reversal of the impacts of the original change in estimate related to TDR nonaccrual loans.

Management has determined, when considering all quantitative and qualitative factors, consistent with the SEC Staff Accounting Bulletin (“SAB”) Topic 1M, that the adjustments, individually or in the aggregate are not material and do not warrant a restatement of the consolidated financial statements already filed with the SEC. The Company notes that making this correction as of September 30, 2018 does not result in material differences between the previous view and the adjusted view in the current period nor in any prior periods beginning with the 2017 Q1 10Q filing. Therefore, the Company plans to correct the error in the 2018 Q3 10Q filing for the current and prior year 3 month and 9 month periods presented, without a requirement to pull reliance on the fiscal year 2017 Form 10-K or otherwise refile any prior period filings with the SEC. Furthermore, the quarterly and year to date results for Q1 2018 and Q2 2018 will be adjusted in future 10Q and 10K filings when presented in those filings. The Company will disclose the impact of the adjustments to be made to prior period filings in the footnotes to its financial statements in its Q3 2018 10Q filing.

Quantitative Analysis

A.	Overall Assessment:

•
The largest impact of the TDR non-accrual error results from placing loans on nonaccrual and cost recovery basis of collection prior to the borrower becoming 60 days past due. An important consideration to assessing the impact of the error relates to TDR loans and related financial results specific to that category of loans and their related credit quality. By virtue of a loan meeting TDR criteria, the reader is already informed of the relative credit risks associated with that loan. There is no impact of the error associated with the nonaccrual or cost recovery basis of accounting which creates a change to the underlying credit losses which would otherwise affect a change in net income.

•
The secondary partial payments error results from the delinquency measurement of borrowers who make partial payments, and the resulting impact to the financial results. The quantitative and qualitative elements of this error are not significant to the results of operations, nor does the magnitude of the error impact the user of the financials with respect to forming a view of relative credit quality of the underlying loans.

•
The combination of the two errors, relative to the points discussed above, also do not have a material effect on the user of the financial statements relative to the underlying trends in results of operations and the understanding of the user of the financial statements with respect to the underlying credit risks as of each reporting date.

Ms. Stephanie L. Sullivan
October 30, 2018

B.
Financial Statement (Balance Sheet, Income Statement and Statement of Cash flows): While recognizing that no single threshold is a determinant of materiality, management has used the following thresholds as an initial starting point for the quantitative assessment of materiality:

•	Quarterly income statement: 10% impact (individual and aggregate basis) with respect to a particular item

•	Annual income statement: 5% impact (individual and aggregate basis) with respect to a particular item

•	Balance Sheet: 5% impact (individual and aggregate basis) with respect to a particular item

•	Other disclosures: 10% impact (individual and aggregate basis) with respect to a particular item

Income Statement and Balance Sheet: Management concluded that the only line item in the income statement where this threshold was breached was “Provision for credit losses” for Q1’2018 and Q2’2018 reporting periods. While this financial statement line item is a critically important element of the financial statements, in the current instance of assessing the impact of an error, we believe a user of the financial statements would consider a variety of factors when considering the impact of the error: the magnitude of the error in absolute dollars as compared to the aggregate; the ratio impact of the difference; and whether the change distorted an underlying trend or otherwise caused a change in the underlying measurement of credit losses. When considering the impact of this error, the Company did critically evaluate the pure dollar magnitude of the errors and acknowledges that those dollar amounts are significant; however, when further evaluating and assessing the impact of the error considering these factors, management believes the user of the financial statements would not view the quantitative or qualitative impacts of the error to the provision for loan losses, as directly offset by a similar adjustment to interest income, to be material.

Management noted that net charge offs which drives provision expense and the allowance for credit loss, are a key credit quality metric for SC’s investors because it is the best measure of underlying credit performance. None of the absolute differences in the net charge-off ratio and allowance for loan loss ratio, were greater than 10% of the previously reported amounts and the trends evident across the reporting periods were not otherwise skewed. The correction of the error would not lead the user of the financial statements to a materially different view of credit quality. See below for management’s assessment on allowance ratio and net charge off ratio. These adjustments did not have any quantitatively material impact on the income statement and the balance sheet, for any other material line item. There were no quantitative outliers which could materially impact a user of the financial statements.

Other disclosures, including statement of cash flows: Management notes that these potential errors have no material impact to the net cash provided by operating activities, investing activities or financing activities as it relates to the Statement of Cash Flows and in all instances the effect being less than 5%. There were no quantitatively material impacts to any of the other assessed footnotes.

Ms. Stephanie L. Sullivan
October 30, 2018

Other considerations: In addition, when considering the guidance in SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (now codified in ASC 250), the standard first requires one to evaluate previously issued financial statements under the rollover method, and none of the impacts were above the established thresholds. Further, the Management also analyzed the impact of both of these changes in conjunction with current and previously reported SUM and OOP1 reports. Management noted that, even after including the SUM and OOP reports for the various periods listed above, the total percentage of total pretax and after-tax adjustments to pretax income was less than the established thresholds.

C.
Past Due Status and delinquency ratios (footnote disclosure and MD&A): Management assessed the change to each reported category of past due status and the trends of the changes over the reporting periods. While there is no specific guiding principle, as an initial starting point management applied a threshold of 10% impact (individual and aggregate basis) with respect to specific past due categories in the updated disclosures as compared to that previously disclosed, and in no instances were the differences greater than this threshold.

Our Assessment: None of the absolute differences were greater than 10% of the previously reported amounts and the trends evident across the reporting periods were not otherwise skewed. The updated amounts did not indicate a situation whereby a user of the financial statements could be materiality misled about the past due status of borrowers just based on the quantitative impacts.

D.
Nonaccrual loans, Allowance rollforward, Net charge off ratio and Allowance ratio (footnote disclosure and MD&A): Management assessed the change to each reported category of nonaccrual and the trends of the changes over the reporting periods. While there is no specific guiding principle, as an initial starting point management applied a threshold of 10% impact (individual and aggregate basis) with respect to these figures in the updated disclosures as compared to that previously disclosed.

Our Assessment - Nonaccrual loans: The Company noted that none of the absolute differences were greater than 10% of the previously reported amounts for the Non-TDR loans, however TDR loans category, particular to the nonaccrual component of TDRs, shows a significant variance for each reported period. In addition, while we began disclosing nonaccrual loans during Q4’2017, historically these loan trends have not been a focus for investors. The Company notes that all TDR category loans are considered impaired loans by investors, due to TDRs incurring lifetime expected loss coverage irrespective of accrual status, accordingly changes in this footnote disclosure would not mislead an investor as to the inherent risk of these loans on the Company’s balance sheet.

1 SUM - Summary of uncorrected misstatement and OOP - Out of period adjustments

Ms. Stephanie L. Sullivan
October 30, 2018

Our Assessment - Allowance rollforward (Footnote) and Net Charge-off ratio (MD&A): As noted above, the components of the allowance for loan losses, including the provision and net charge-offs, are key credit quality metrics for SC’s investors. Accordingly, a large quantitative error in the net charge-off metric could be material to an investor, but only when the overall level (on the balance sheet) changes materially. In addition, given the sizable net charge-offs relative to the overall balance sheet, investors expect volatility in the income statement and revert to evaluating overall level net charge-offs as well as applicable balance sheet ratios. None of the absolute differences in the net charge-off ratio were greater than 10% of the previously reported amounts. In fact, the highest potential impact was 1.4% at a quarter end, and the trends evident across the reporting periods were not otherwise skewed.

Our Assessment - Allowance ratio: The allowance for loan losses, is seen as a metric indicative of long-term credit quality expectations and is a key focus of SC’s investors. During 2018 we have discussed with investors how the lower allowance ratio has been driven by lower TDR balance and TDR allowance coverage ratio due to a decreasing 2015 vintage as well as the impact of TDR nonaccruals. None of the absolute differences in the overall allowance ratio or TDR allowance ratio were greater than 10% of the previously reported amounts and the trends evident across the reporting periods were not otherwise skewed.

Overall, the updated amounts did not indicate a situation whereby a user of the financial statements could be materiality misled about the net charge-off ratio, allowance coverage ratio or the volume of impaired loans on the balance sheet just based on the quantitative impacts.

Refer to Exhibit B for a combined quantitative analysis for impact specific to reflect the (a) past due status of a customer based on receipt of substantially all (more than 90%) of the contractually required payment; and (b) reversal of the impacts of the original change in estimate related to TDR nonaccrual loans.

Qualitative Considerations

Per SEC Staff Accounting Bulletin (SAB) No. 99, Materiality (now codified in ASC 250, Accounting Changes and Error Corrections), an error is considered material if it would impact the decisions of users of the financial statements. Magnitude by itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, generally will not be a sufficient basis for a materiality judgment. Therefore, management considered the following qualitative factors as well:

1.	Nature of and reason for differences: The errors were not fraudulent or intentional misstatements.

2.
Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate: These potential errors are capable of precise measurement, however, evaluating the

Ms. Stephanie L. Sullivan
October 30, 2018

appropriate credit losses in the portfolio of loans held by SC is subject to significant estimates.

3.
Whether the misstatement masks a change in earnings or other trends: The Company produced significant, positive, earnings for each period and the changes would have not have masked a change in those earnings or trends. We understand that the primary focus of SC’s investors on our reported results (other than past due disclosures) has been on earnings, net charge-offs ratio, total available liquidity, allowance ratio and return on assets/equity ratios. The Company concluded that the impact of these changes were insignificant to the magnitude; trends; and inferences about credit quality that these metrics provide to the investor.

4.	Whether the misstatement changes a loss into income or vice versa: The Company produced significant positive earnings on both an as- reported and as-corrected basis.

5.
Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability: SC has only one segment, Consumer Finance.

6.	Whether the misstatement affects the registrant’s compliance with regulatory requirements: SC does not have stand-alone regulatory requirements, such as capital ratios.

7.
Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements: SC’s only financial statement-related loan covenants are minimum tangible net worth requirements, on certain financing facilities. The amounts of the errors described in this memo would not impact equity enough to impact compliance.

8.
Whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation: These errors would not have impacted management compensation.

9.	Whether the misstatement involves concealment of an unlawful transaction. The errors were unintentional and do not involve concealment of an unlawful transaction.

Market Reaction

We understand that the primary focus of SC’s investors on our reported results during these periods has been on earnings, Net charge-off ratios, total available liquidity, allowance ratio and return on assets/equity ratios. We do not believe that there could have been a material impact to investor’s decisions based on the impact of these errors to the financial statements.

Allowance ratio / Net Charge-off ratio: Refer to quantitative analysis above.

Liquidity: The amounts of the errors described in this memo would not impact equity significantly enough to impact compliance with loan covenants. Further, the errors are non-

Ms. Stephanie L. Sullivan
October 30, 2018

cash in nature and do not impact operations or liquidity.

Other trends: We believe that these errors would not have materially altered our various trends on yield, and return on assets / equity.

Balance sheet: The change in assets and liabilities is less than 5% of material line items.

Earnings: Because the net errors have an immaterial impact on annual and quarterly pre-tax income, net income and EPS, we believe that there will not be a significant market reaction to the correction of these errors.

Conclusion

Based on the above quantitative and qualitative considerations, this analysis demonstrates that the incremental impact to the past due and other statistics, financial position and results of operations is immaterial to all historical periods of presentation. Management considered the impact of correcting the combination of errors just in the current period September 30, 2018 Form 10-Q. Given that the nature of the errors are predominantly impacting financial statement geography and related disclosures across financial periods, management’s viewpoint is that the best reporting is to provide the user of the financial statements with a consistent presentation across all historical periods, as opposed to affecting the correction in the current reporting period as an out of period adjustment.

In consideration of providing additional clarity to the reader of the financial statements; the unique facts and circumstances associated with this matter; and to further enhance our financial reporting, management has elected to revise the financial statements on a prospective basis. Management will file the September 30, 2018 Form 10-Q as corrected for all comparable periods, with incremental disclosure of the impact that revision to the fiscal year 2017 results and those of the March 31, 2018 and June 2018 reported results. Prospectively management will revise the comparable periods of the financial statements for those same historical reporting dates.